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UNITED S
SECURITIES AND EXCH
Washington, [


10027827

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 51950

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alforma Capital Markets, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Ave   30th Floor
                                  (No. and Street)

New York   New York   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Denson   (212) 421-7500
                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
                    (Name – if individual, state last, first, middle name)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

JD
3/19/2010

OATH OR AFFIRMATION

I, _____David Denson_____. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alforma Capital Markets, Inc._____, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☑ (a) Facing page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Financial Condition.

☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☑ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.

☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☑ (m) A copy of the SIPC Supplemental Report.

☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Shareholder
Alforma Capital Markets, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Alforma Capital Markets, Inc. (the "Company"), a subsidiary of OJSC Alfa Bank, as of December 31, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alforma Capital Markets, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

February 22, 2010

ALFORMA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 3,108,651
Due from broker	1,702,018
Due from affiliate	138,173
Furniture and equipment, net of accumulated depreciation of $223,421	12,546
Other assets	144,375
	$ 5,105,763

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued expenses and other liabilities	$ 55,529
Shareholder's equity:	
Preferred stock - no par value; authorized 500 shares, none issued	
Common stock - no par value; authorized 500 shares, issued and outstanding 187 shares	11,011,500
Accumulated deficit	(5,961,266)
	5,050,234
	$ 5,105,763

ALFORMA CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue:	
Commission income	$ 1,216,900
Interest and other income	87,397
	1,304,297
Expenses:	
Compensation and benefits	859,552
Floor brokerage, commissions and clearing fees	110,046
Communications	167,916
Rent expense, including occupancy costs	244,072
Professional and consulting fees	54,315
Interest	18,599
Other	205,325
	1,659,825
Loss before provision for income taxes	(355,528)
Provision for income taxes	6,508
Net loss	$ (362,036)

ALFORMA CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common stock		Accumulated	
	Shares	Amount	deficit	Total
Balances January 1, 2009	187	$ 8,011,500	$ (5,599,230)	$ 2,412,270
Capital contributions		3,000,000		3,000,000
Net loss for the period	-	-	(362,036)	(362,036)
Balances December 31, 2009	187	$ 11,011,500	$ (5,961,266)	$ 5,050,234

ALFORMA CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net loss	$ (362,036)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation	4,770
Changes in operating assets and liabilities:	
Increase in due from broker	(498,527)
Increase in due from affiliate	(136,052)
Increase in other assets	(2,473)
Increase in accrued expenses and other liabilities	31,437
Net cash used by operating activities	(962,881)
Cash flows from investing activities:	
Purchases of property and equipment and net cash used by investing activities	(4,247)
Cash flows from financing activities:	
Capital contributions and net cash provided by financing activities	3,000,000
Net increase in cash and cash equivalents	2,032,872
Cash and cash equivalents, January 1, 2009	1,075,779
Cash and cash equivalents, December 31, 2009	$ 3,108,651

ALFORMA CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

1. Nature of operations and summary of significant accounting policies:

   Nature of operations and organization:
   Alforma Capital Markets, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA", formerly the NASD). The Company is a wholly owned subsidiary of OJSC Alfa Bank (the "Parent"). The Company acts as an introducing broker for institutional customers.

   Cash and cash equivalents:
   The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. Cash equivalents consist of a money market fund maintained at a bank.

   Furniture and equipment:
   Depreciation of furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Estimated useful lives of the furniture and equipment are from five to seven years.

   Income taxes:
   Income taxes are determined an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

   Use of estimates:
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Revenue and expense recognition:
   The revenues of the Company are derived primarily from commissions earned on securities transactions.

   Computation of customer reserve:
   The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

2. Furniture and equipment:

Furniture and equipment, at cost, consist of the following:

Furniture and fixtures	$ 36,102
Office equipment	199,865
	235,967
Less accumulated depreciation	(223,421)
	$ 12,546

3. Liabilities subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2009.

4. Income taxes:

The provision for income taxes at December 31, 2009, is summarized as follows:

Current:	
State	$ 6,508

The income tax expense differs from the benefit that would result from applying federal statutory rates to loss before provision for income taxes due to state income taxes and the valuation reserve against deferred tax assets.

At December 31, 2009, the Company had net operating loss carryforwards for income tax purposes of approximately $5,725,000, which are available to offset federal, state and local taxable income through 2029. The carryforwards resulted in a deferred tax asset of approximately $1,180,000 at December 31, 2009, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit.

The Company adopted the provisions of *FASB ASC (Accounting Standards Codification) No. 740, Accounting for Uncertainty in Income Taxes*, on January 1, 2009. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2006 for all major tax jurisdictions.

5. Commitments:

The Company is obligated under non-cancelable lease agreements expiring through August 2012. In general, the terms of the lease agreements require the Company to pay for insurance, taxes, and other costs relative to the leased property. Future aggregate minimum rental commitments for years ending December 31, are as follows:

2010	$ 112,571
2011	3,588
2012	3,588
2013	2,392
	$ 337,140

One of the leases contains provisions for escalations based on certain costs incurred by the lessor. Rent expense relative to the above lease agreements was approximately $227,771 for the year ended December 31, 2009 and is included in the accompanying statement of operations as rent expense.

6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2009, the Company had excess net capital of $1,583,886 and a net capital ratio of .02 to 1.

7. Related party transactions:

The Company maintains cash balances with the Parent (OJSC Alfa Bank) and an affiliate. At December 31, 2009, such cash balances amounted to $3,063,392.

Also, the Company earned approximately $625,664 of commission income from affiliated companies.

8. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ 18,599
Income taxes	$ 6,508

ALFORMA CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

YEAR ENDED DECEMBER 31, 2009

9. Foreign currency:

Foreign currency translation resulted in aggregate exchange income of $10,493.

10. Subsequent events:

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by Management on February 22, 2010.

ALFORMA CAPITAL MARKETS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Total shareholder's equity	$ 5,050,234
Deductions:	
Non-allowable assets:	
Cash held in foreign affiliated banks	(3,063,392)
Furniture and equipment, net	(12,546)
Due from affiliate	(138,173)
Other assets, including prepaid expenses, deposits and other	(138,429)
Net capital before haircuts on securities and foreign currency	1,697,694
Haircuts on securities and foreign currency	(13,808)
Net capital	$ 1,683,886
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009) Net capital, as reported in Company's Part II FOCUS report	$ 1,683,886

ALFORMA CAPITAL MARKETS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Accrued expenses and other liabilities (less $25,000 due to the
  clearing broker) $ 30,529

Ratio of aggregate indebtedness
  to net capital   .02 to 1



Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

<u>Independent Auditor's Report</u>
<u>On Internal Control Required By SEC Rule 17a-5</u>

Shareholder
Alforma Capital Markets, Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of Alforma Capital Markets, Inc. (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 22, 2010



Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

Shareholder
Alforma Capital Markets, Inc.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Alforma Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Alforma Capital Markets, Inc.'s compliance with Rule 17a-5(e)(4). Alforma Capital Markets, Inc.'s management is responsible for Alforma Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments with respective cash disbursements records entries noting no exceptions.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in the Transitional Assessment Reconciliation ("Form SIPC-7T") for the year ended December 31, 2009 noting no exceptions.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no exceptions.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

5. We compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed. There was no overpayment noted.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion, on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr Riggs & Ingram LLC

February 22, 2010

Financial Statements

Alforma Capital Markets, Inc.

December 31, 2009